SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of April, 2003.

ORIX Corporation
(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

Impact of Airline Bankruptcies on ORIX’s Consolidated Operations
SIGNATURES

Table of Documents Filed

1.	Press Release entitled, “Impact of Airline Bankruptcies on ORIX’s Consolidated Operations,” filed with the Tokyo Stock Exchange on Wednesday, April 9, 2003.

April 9, 2003

FOR IMMEDIATE RELEASE

Contact Information:
ORIX Corporation Corporate Communications Tel: +81-3-5419-5102 Fax: +81-3-5419-5901 E-mail: orixir@orix.co.jp

Impact of Airline Bankruptcies on ORIX’s Consolidated Operations

Tokyo, April 9, 2003 — ORIX Corporation (TSE: 8591; NYSE: IX) provided information today to the Tokyo Stock Exchange regarding the impact of recent airline bankruptcies on ORIX’s consolidated financial results. A translation of the contents of that filing is included in this release.

As ORIX is presently confirming consolidated financial results for the fiscal year ended March 31, 2003, the audited figures for the impact of bankruptcy filings by United Airlines, Inc. in December 2002 and Air Canada in April 2003 have not been finalized. However, ORIX estimates that approximately 3 billion yen (approximately 25 million US dollars based on an exchange rate of 120.20 yen to the dollar as of March 31, 2003) may have to be recorded as provisions for doubtful receivables and write-downs of securities.

ORIX is presently in the process of confirming consolidated financial results. Therefore, the need to revise or not revise the forecast of consolidated results for the fiscal year ended March 31, 2003, which was included in the third quarter earnings announcement on February 5, 2003, is still undecided. The announcement of the results for the fiscal year ended March 31, 2003 is scheduled to be made on April 25, 2003.

For reference, ORIX also included the following provisional, unaudited figures concerning its consolidated exposure to the airline industry.

REFERENCE MATERIALS

1.	ORIX Aviations Systems Limited, based in Dublin, Ireland, provides aircraft operating leases, and presently owns 19 aircraft, with a carrying value of approximately 40 billion yen as of March 31, 2003. As of the time of this notice, all aircraft were fully leased, and the estimated market value of the aircraft according to estimates of the consulting firm Avitas as of January 2003 was higher than the present carrying value.

2.	In addition to the operating leases conducted by ORIX Aviation Systems, ORIX and its subsidiaries have assets that include bonds, installment loans, guarantees and investments related to the airline industry as outlined in Table 1.

Table 1. Bonds, Installment Loans, Guarantees and Investment

Unaudited, Provisional Figures as of March 31, 2003

Unaudited, Provisional Figures as of March 31, 2003			JPY billion

			2. Cash	3. Aircraft
	No. of		Collateral	Collateral	Difference
Region	Companies	1. Amount	and Others	and Others	(1-2-3)

The Americas	13	45.3	20.5	14.0	10.8
Europe	7	14.7	0.2	12.5	2.0
Asia (Including Japan)	8	19.8	3.5	15.8	0.5

Total	28	79.8	24.2	42.3	13.3

1)	“Cash Collateral and Others” includes collateral made up of cash deposits, provisions, and third party guarantees.

2)	The 3.0 billion yen estimated for the provisions for doubtful receivables and write-downs of securities related to United Airlines and Air Canada is included in the line item “Cash Collateral and Others.”

3)	“Aircraft Collateral and Others,” includes estimates for collection based on the credit quality of individual companies and the estimated market values of aircraft using the estimates published by Avitas in January 2003.

4)	With regards to companies other than United Airlines and Air Canada, there were no companies in default as of April 8, 2003.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services company based in Tokyo, Japan providing innovative value-added products and services to both corporate and retail customers. With over 6.0 trillion yen in assets and operations in 23 countries worldwide, ORIX’s diversified activities include: leasing, corporate finance, real estate finance and development, insurance, investment and retail banking, venture capital, and securities investment and brokerage. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 9, 2003	By	/s/ Shunsuke Takeda
Shunsuke Takeda Director Deputy President and CFO ORIX Corporation